Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: April 5, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including Air France’s registration statement on Form F-4 and KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS AN ENGLISH TRANSLATION OF THE FINANCIAL ANALYSIS OF THE OFFER FROM AIR FRANCE’S FRENCH PROSPECTUS (NOTE D’OPERATION) RELATING TO THE ISSUANCE OF AIR FRANCE SHARES AND AIR FRANCE WARRANTS IN THE OFFER, WHICH WAS MADE PUBLICLY AVAILABLE IN FRANCE ON APRIL 5, 2004.

AIR FRANCE’S FINANCIAL ANALYSIS OF THE OFFER

Pursuant to French laws and regulations applicable in connection with the approval by the holders of Air France ordinary shares of the issuance of Air France ordinary shares and Air France warrants in the Offer, the French prospectus (note d’opération) relating to such issuance includes a description of the financial terms of the Offer using a multi-criteria financial analysis. Set forth below is a free translation of the financial review of the transaction prepared by Air France for the purpose of its French prospectus being made publicly available, including to Air France shareholders. The financial analysis was performed solely to comply with French law as described above and in connection with the analysis performed by the French Commission des Participations et Transferts and was not prepared with a view towards disclosure in other jurisdictions or with a view that holders of KLM common shares should rely on it. Lazard Frères was retained by Air France in connection with the Offer to advise Air France, and Air France’s interests are different from the interests of the holders of KLM common shares. This financial analysis was not relied on in any way by Air France in its discussions with KLM or in connection with establishing the consideration offered in the Offer. In addition, this financial analysis does not constitute an opinion of Lazard Frères or any of its affiliates regarding the fairness of the consideration offered in the Offer from a financial point of view or otherwise to either the holders of KLM common shares or the holders of Air France securities and is not intended to, and does not, constitute a recommendation to any holder of KLM common shares with respect to the Offer. For these reasons, the holders of KLM common shares should not rely on this analysis. Neither Lazard Frères nor any of its affiliates has made any independent valuation or appraisal of the assets or liabilities of Air France or KLM, nor has Lazard Frères or any of its affiliates been furnished with any such appraisals. Moreover, this financial analysis is not intended to, and does not, represent the views of Lazard Frères or any of its respective affiliates as to the underlying valuation, future performance or long-term viability of Air France or KLM, or the prices at which Air France securities will trade upon or subsequent to completion of the Offer.

The following is a translation from French. Certain terminology has been conformed to the defined terms used in this prospectus, and certain typographical conventions have been conformed to United States usage.

In this analysis, the term “Offer” means the offer to exchange Air France Common Shares and Air France warrants for KLM Common Shares.

Assessment of the Offer price for KLM shares

The consideration proposed in the Offer has been assessed through a multi-criteria financial analysis based on customary valuation methods.

The following valuation criteria were not used in the analysis of the terms of the Offer:

•	Net income comparison

The net income criterion was not used, as KLM posted negative net results for the fiscal years ending March 31, 2003 and March 31, 2002.

•	Analysis of precedent transactions

No recent comparable transaction has been identified.

The principal sources of information and assumptions retained for the purpose of this valuation are presented below. Lazard Frères relied upon the accuracy and completeness of the information obtained from the sources referred to in this analysis and does not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Air France or KLM or concerning the solvency of or issues relating to the solvency of Air France or KLM.

I. Preliminary Information

Description of the Exchange Ratio

Under the terms of the Offer, the exchange ratio is as follows:

•	11 Air France shares and 10 Air France warrants for 10 KLM ordinary shares and

•	11 Air France ADSs and 10 Air France ADWs for 10 KLM New York registry shares. One Air France ADS represents one Air France share, and one Air France ADW represents one Air France warrant.

Each 3 Air France warrants will entitle the holder to subscribe for or acquire 2 Air France shares at an exercise price of €20 per Air France share, with a maturity of 3.5 years after the settlement of the Offer, and will be exercisable after 18 months

This exchange ratio shall apply to holders who tender their KLM common shares (including KLM New York registry shares) both during the Offer and in any subsequent offer period.

Valuation of the Offer

•	Valuation of the Warrants

The Air France warrant has been valued on the basis of conditions prevailing on September 29, 2003, the last business day prior to the announcement of the proposed transaction.

Based on the closing share price of Air France on September 29, 2003 of €13.69, as well as a risk free interest rate of 2.89%, the volatility of the Air France share price at 40% and Air France annual dividends estimated at €0.096, €0.144 and €0.188 per share (based on Institutional Brokers Estimates System estimates, also know as I/B/E/S estimates) during the exercise period, the theoretical value of the warrant is estimated to be €1.68 under the “Black-Scholes” method of valuing options (taking into account the dilution effect of the warrants and an adjustment for volatility).

The 40% volatility level of Air France shares was assessed through the analysis of the historical volatility of Air France. As of September 29, 2003, the 100-day historical volatility of Air France was 36.92% and the 260-day historical volatility was 62.61% (source: Bloomberg). On this basis, a 35%-45% range was retained, with 40% as the reference assumption for the warrant valuation.

The sensitivity of the warrant to volatility is as follows (as of September 29, 2003):

Volatility	Value of the warrant
35%	€1.35
40%	€1.68
45%	€2.01

•	Implied KLM share price

Based on the Air France share price of €13.69 as of September 29, 2003 (the last business day prior to the announcement of the proposed transaction) and the value of the warrant of €1.68, the valuation of each KLM common share implied by the Offer is €16.7. Consequently, the terms of the Offer are assessed below based on a value of €16.7 for each KLM common share except for the following criteria:

•	Dividend per share: the comparison with KLM dividend per share has been established based on Air France’s dividend for the same period. The premium does not include the value of the warrant.

•	Market values: the comparison with KLM share prices has been established based on Air France’s share prices for the same period.

•	Net book value per share: the comparison with KLM book value per share has been established based on Air France’s book value per share for the same period.

In addition, the shareholding structure (particularly the transfer of some KLM ordinary shares to SAK I for a defined period), driven by the protection of KLM’s traffic rights, was not taken into account in the valuation of the ordinary shares of KLM.

II. Assessment of the Offer

The terms and conditions of the Offer may be assessed based on the following criteria:

A. Dividend per share

The following table sets out the premium / (discount) levels on the basis of the dividend per share for the fiscal years ending March 31, 2003 and 2002:

€/SHARE	AIR FRANCE	KLM	IMPLIED AIR FRANCE/KLM RATIO	IMPLIED PREMIUM/(DISCOUNT) OFFERED EXCLUDING WARRANT
As of March 31, 2003	0.06	0.10	0.60	-34.0%
As of March 31, 2002	0.10	0.20	0.50	-45.0%

Source: Air France and KLM annual reports

This analysis does not take into account the value of the warrant given that holders are not entitled to receive a dividend on the warrant. As a consequence, this analysis is not included in the “Summary assessment of the Offer” set forth below.

B. Stock Market values

As the market price of KLM common shares may have taken into account the terms of the Offer since the public announcement of the proposed combination on September 30, 2003, the market share price criterion is only applicable for dates prior to such announcement:

Methodology for premia calculation

The premia on KLM share prices are calculated based on Air France share prices during the corresponding period multiplied by the exchange ratio in the Offer (11 Air France shares for 10 KLM common shares) plus the theoretical value of the warrant as of September 29, 2003 ( i.e. €1.68 per share, based on assumptions detailed above).

€/SHARE	AIR FRANCE	KLM	IMPLIED AIR FRANCE/KLM RATIO	IMPLIED PREMIUM / (DISCOUNT) OFFERED(%)
Closing price as of 09/29/03	13.69	11.96	1.14	40.0%
1 month average as of 09/29/03	14.58	11.20	1.30	58.2%
2 month average as of 09/29/03	14.21	10.19	1.39	69.9%
3 month average as of 09/29/03	13.72	9.47	1.45	77.1%
6 month average as of 09/29/03	12.26	8.24	1.49	84.0%
12 month average as of 09/29/03	11.01	8.44	1.30	63.3%
Last 12 month high as of 09/29/03	15.19	12.90	1.18	42.6%
Last 12 month low as of 09/29/03	7.12	5.35	1.33	77.8%

Source : Datastream

C. Net book value per share

The following table sets out the premium / (discount) levels on the basis of the net book value per share for the fiscal years ending March 31, 2003 and 2002:

€/SHARE	AIR FRANCE(1)	KLM(2)	IMPLIED AIR FRANCE/KLM RATIO	IMPLIED PREMIUM/ (DISCOUNT) OFFERED
As of March 31, 2003	18.31	32.91	0.56	-33.7%
As of March 31, 2002	18.02	42.61	0.42	-49.5%

Source: Air France and KLM annual reports

(1)	On the basis of the number of shares excluding treasury shares (i.e. 218,145,853 shares as of March 31, 2003 and 219,780,887 shares as of March 31, 2002)
(2)	Net asset per ordinary share as published by KLM

Methodology for premia calculation

The premia on KLM net book value per share are calculated based on Air France book value per share during the corresponding period multiplied by the exchange ratio in the Offer (11 Air France shares for 10 KLM common shares) plus the theoretical value of the warrant as of September 29, 2003 (i.e. €1.68 per share, based on assumptions detailed above). The warrants are valued at their theoretical market value at their issuance date.

D. Net Asset Value per share

The net asset value per share equals the net book value per share adjusted after reassessment of some of the assets of KLM described below.

KLM’s net book value as at June 30, 2003 was €1.4 billion.

Due to potential adjustments on KLM’s fleet estimated at €(451) million in September 2003 by Air France on a preliminary basis, the net asset value of KLM has been valued at €955 million, or €21.6 per share. This potential discrepancy is primarily due to differences between the market value of the fleet, as of March 31, 2003 based on estimated values from “Aircraft Value Reference” (AVR), and its book value. AVR, an established independent evaluator, publishes on a regular basis, planes valuations based on a combination of useful value and transaction values in a market deemed balanced in terms of supply and demand. These values are considered by the evaluator as the “fair value” of these planes, taking into account the fact that few comparable transactions have occurred in this industry. Such estimates were provided to Air France by KLM in August 2003.

KLM net asset value did not take into account potential positive effects due to over-funding of KLM pension plans.

The following table sets out the premium / (discount) levels on the basis of the net asset value method:

	€ /SHARE
Valuation of the Offer	16.7	€
Net asset value of KLM	21.6	€
Implied premium / (discount) offered	-22.7%

E. Analysis of comparable companies

•	Methodology

Comparable company analysis consists of comparing the valuation of the Offer with the KLM share price implied by the application of comparable companies trading multiples.

The companies in the airline industry are customarily valued on the basis of the following criteria :

•	Enterprise Value (“EV”) /Sales,

•	EV/EBITDAR (defined as operating income before depreciation, amortization and rental leases),

•	EV/adjusted invested capital (defined as the sum of shareholder equity, net financial debt, financial investments and capitalized rental leases).

The Enterprise Value is the sum of the equity market value, plus financial debt, plus capitalized rental leases plus minority interest and minus cash and cash equivalents.

These multiples have been applied to historical results (fiscal year ended, or FYE, March 31, 2003) and forecasts (FYE March 31, 2004 and 2005).

•	Forecasts of KLM have been established by Air France as of September 29, 2003, based on internal analysis and discussions held with KLM management, and supplemented by brokers’ consensus established as of September 29, 2003[1].

•	For comparable companies, historical figures (net financial, debt, latest fiscal year results) are based on publications from these companies. Forecasts for 2004 and 2005 are based on brokers’ consensus.

•	Comparable companies trading multiples and implied valuation

Selected companies comparable to KLM are listed European airlines with operating and financial characteristics similar to KLM’s. The comparable companies are British Airways, SAS, Alitalia and Iberia because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to those of KLM. These companies have been identified based on the following criteria :

1 Consensus based on brokers’ reports published after KLM’s half-year report publication (July 24, 2003) and presenting forecasts in terms of profit and loss, cash-flow and balance sheet items. The following brokers’ reports were taken into account: ABN Amro (August 18, 2003) and Schroder Salomon Smith Barney (July 25, 2003).

–	Their operating characteristics, and in particular, their size. Only major European airlines that are leaders in their domestic markets and whose major part of revenues are generated by passenger transport activities have been retained;

–	Their financial profile, forecasting an improvement of their margins on the medium term.

This valuation method may be biased by the level of similarity of the companies, as well as by differences in accounting principles applied.

The analysis showed the following multiples (on the basis of 1-month average share price as of September 29, 2003) for the comparable companies:

	AVERAGE	MEDIAN
Sales
As of March 31, 2003	0.79x	0.74x
As of March 31, 2004	0.81x	0.77x
As of March 31, 2005	0.77x	0.73x

EBITDAR
As of March 31, 2003	5.9x	6.1x
As of March 31, 2004	6.9x	8.2x
As of March 31, 2005	5.6x	5.8x

Adjusted Invested Capital
As of March 31, 2003	0.78x	0.81x

Source : Companies annual reports, brokers and Datastream

Based on this analysis, an implied KLM common share price of between €10.0 and €13.0 was derived.

The following table sets out the premium / (discount) levels on the basis of this method:

	LOW END	HIGH END
Valuation of the Offer	16.7	€16.7	€
Value of KLM share (analysis of comparable companies)	10.0	€13.0	€
Implied premium / (discount) offered	67.4%	28.8%

F. Discounted Cash Flow Analysis (DCF analysis)

An unlevered free cash flows analysis that could be generated by KLM in fiscal years 2004 through 2013, based on KLM forecasts established by Air France as of September 29, 2003, based on internal analysis and discussions held with KLM management and supplemented by brokers’ consensus established as of September 29, 2003 for fiscal year 2004 and 2005 (FYE

March 31, 2004 and 2005)2, as well as an extrapolation thereof for the following years, was undertaken.

For the purpose of this analysis, the future free cash flows and their corresponding terminal value were discounted by the weighted average cost of capital of KLM.

Based on this valuation methodology, as of September 29, 2003, the KLM common share could be valued between €10.1 and €16.1.

The following table sets out the premium / (discount) levels on the basis of this method:

	LOW END	HIGH END
Valuation of the Offer	16.7	€16.7	€
Value of KLM shares (DCF analysis)	10.1	€16.1	€
Implied premium / (discount) offered	65.3%	3.7%

Forecasted KLM free cash flow as well as forecasted terminal year value have been discounted using KLM’s estimated weighted average cost of capital, based on the following assumptions :

–	Beta : 1.20 (source : Bloomberg)

–	Risk premium : 5.50% (source : ABN Amro)

–	Risk free rate : 4.2% (Netherlands Benchmark Bonds 10 years, source : Datastream)

–	Weighted average cost of capital : 6.6%

2 Consensus based on brokers’ reports published after KLM’s half-year report publication (July 24, 2003) and presenting forecasts in terms of profit and loss, cash-flow and balance sheet items. The following brokers’ reports were taken into account: ABN Amro (August 18, 2003) and Schroder Salomon Smith Barney (July 25, 2003)

G. Summary assessment of the Offer

The premia and discount in the summary table below include the theoretical value of the warrants as at September 29, 2003.

CRITERIA	IMPLIED PREMIUM/ (DISCOUNT) OFFERED
■ Stock market values
■ Share price as of 09/29/2003(1)	40.0%
■ 1 month average as of 09/29/2003(1)	58.2%
■ 2 month average as of 09/29/2003(1)	69.9%
■ 3 month average as of 09/29/2003(1)	77.1%
■ 6 month average as of 09/29/2003(1)	84.0%
■ 1 year average as of 09/29/2003(1)	63.3%
■ Last 12 month high as of 09/29/2003(1)	42.6%
■ Last 12 month low as of 09/29/2003(1)	77.8%
■ Net book value
■ As of March 31, 2003	-33.7%
■ As of March 31, 2002	-49.5%
■ Net asset value
■ As of June 30, 2003	-22.7%
■ Analysis of comparable companies
■ Low end	+67.4%
■ High end	+28.8%
■ DCF analysis
■ Low end	+65.3%
■ High end	+3.7%

(1) last business day prior to the announcement of the proposed transaction

H. Reference to premia offered in selected precedent share for share transactions in the Netherlands

The premia exhibited by the Offer can be compared to premia offered in precedent share-for-share transactions in the Netherlands :

	PREMIA PAID ON SHARE PRICE
	DAY BEFORE TRANSACTION	WEEK BEFORE TRANSACTION	MONTH BEFORE TRANSACTION
Average premium in all share transactions in the Netherlands since 1998	25.8%	33.6%	46.1%
Median premium in all share transactions in the Netherlands since 1998	25.0%	22.0%	33.2%
Premium offered to KLM shareholders by the Offer	40.0%	41.4%	58.2%

Source : public information

It is to be noted that some all-share transactions in the Netherlands exhibited significantly higher premia that may have been justified by a comparatively high level of forecasted synergies.

I. Reference to valuation of synergies created by the transaction

Premia offered to KLM shareholders can also be compared in absolute terms to the estimated valuation of synergies created by the transaction.

•	Synergies valuation

The synergies announced by Air France and KLM in the context of the Offer have been valued by discounting future annual synergies net of related implementation costs (discount rate equal to Air France weighted average cost of capital).

Two scenarios have been analysed :

•	The first scenario is based on perpetual synergies benefits, consistent with structural changes implied by the combination of the two companies. Under this scenario, synergies would be valued at €2.7 billion;

•	The second scenario, which is more conservative, is based on the assumption of a progressive fading-out of synergies. This scenario is not consistent with the transaction rationale but may be considered as a sensitivity analysis. Under this scenario, synergies would be valued at €1.1 billion.

•	Premium offered to KLM shareholders in absolute terms

As of September 29, 2003, the premium offered to KLM shareholders is in the range of €184 million and €323 million which compares to the valuation of estimated synergies derived from the transaction (from €1.1 billion to €2.7 billion) :

	Price per KLM share	Premium offered	Absolute Premium offered
			Per share	Total(1)
Share price
Share price as of September, 29 2003	12.0	€40.0%	€4.8	€211m
1-month average	11.2	€58.2%	€6.5	€288m
2-month average	10.2	€69.9%	€7.1	€315m
3-month average	9.5	€77.1%	€7.3	€323m
6-month average	8.2	€84.0%	€6.9	€306m
12-month average	8.4	€63.3%	€5.3	€236m
Last twelve months high	12.9	€42.6%	€5.5	€243m
Last twelve months low	5.4	€77.8%	€4.2	€184m

(1)	Based on KLM’s outstanding common shares net of treasury shares (44.2m)

III. Acquisition price of cumulative preference shares A and C representing 25.01% of KLM’s voting rights and priority shares

The cumulative preference shares A and C and the priority shares are non-listed securities. Their acquisition will be made by Air France for payment in cash. The price offered for the cumulative preference shares A and C and the priority shares (representing a total amount of € 35.5 million) results from negotiations between Air France and their holders and reflects primarily the yields of such shares. Voting rights or other rights attached to these shares have not been explicitly valued.

•	Cumulative Preference Shares A

The offered price of € 2.27 for each Cumulative Preference Share A (representing a total amount of € 20 million) results from negotiations and take into account their nominal value (€ 2 per share), their economic value and the value of the voting rights attached to them. These shares can be compared to subordinated perpetual securities with a yield of 6% on their nominal value. The offered price of € 2.27 implies a discount rate of 5.29%, i.e. a spread of 50 basis points over Dutch Government bonds (30-year maturity).

•	Cumulative Preference Shares C

The offered price of € 2.2 for each Cumulative Preference Share C (representing a total amount of approximately € 15.5 million) results from negotiations and is the sum of their nominal values (€ 14.1 million), of dividends to be received and the corresponding cost of opportunity.

•	Priority Shares

The offered price of € 12.1 for each Priority Share (representing a total amount of approximately € 15,900) results from negotiations between Air France and their holders.